UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated November 21, 2019: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019.

  The information contained in this Report on Form 6-K, except for the section entitled “CEO Commentary”, is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2019

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

MONACO – November 21, 2019 – Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three and nine months ended September 30, 2019.

Quarter Highlights:

•

Closed a new $675 million Senior Secured Term Loan (the “Credit Facility”) which together with cash on hand was used to refinance all of the Partnership’s existing indebtedness under the Term Loan B (defined below) and the Notes (defined below);

•

The full amount under the Credit Facility was drawn on September 25, 2019 and the Partnership’s $480 million Senior Secured Term Loan (the “Term Loan B”) due in May 2023 was repaid in full on the same day with a portion of the borrowings under the Credit Facility;

•

Pursuant to the requirements of the Credit Facility, distributions on common units have been suspended until the Credit Facility is repaid;

•

Net Loss of $4.7 million after accounting for a $7.5 million one-time non-cash write off from the accelerated amortization of deferred loan fees due to the early prepayment of the Term Loan B;

•

Total cash of $317.6 million (including $300 million of restricted cash of which $250 million was earmarked for the repayment of the Notes (defined below)) and available liquidity of $47.6 million as of September 30, 2019, including available borrowings of up to $30.0 million under the $30 Million Revolving Credit Facility (defined below);

•

Adjusted Net Income(1) and Adjusted EBITDA(1) of $2.8 million and $23.8 million, respectively;

•

Distributable Cash Flow(1)  of $7.0 million;

•

99% fleet utilization;

•

The Lena River was delivered into its multi-year charter with Yamal on July 1, 2019; and

•

Paid cash distribution of $0.5625 per unit on its Series A Preferred Units (NYSE: “DLNG PR A”) for the period from May 12, 2019 to August 11, 2019 and $0.546875 per unit on the Series B Preferred Units (NYSE: “DLNG PR B”) for the period from May 22, 2019 to August 21, 2019.

Subsequent Events:

•

Declared in October 2019 a quarterly cash distribution of $0.5625 on the Series A Preferred Unit for the period from August 12, 2019 to November 11, 2019, which was paid on or about November 12, 2019;

•

Declared in October 2019 a quarterly cash distribution of $0.546875 on the Series B Preferred Units for the period from August 22, 2019 to November 21, 2019, payable on or about November 22, 2019; and

•

The $250 million aggregate principal amount of its 6.25% senior unsecured notes (the “Notes”) was fully repaid at its maturity on October 30, 2019.

(1) Adjusted Net Income, Adjusted Earnings/(Loss) per common unit, Distributable Cash Flow and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

CEO Commentary:

 “We are pleased to report the results for the quarter ended September 30, 2019.

Our underlying charter business remains healthy.  Upon the commencement of the employment of the Lena River under its new multi-year charter on July 01, 2019, each of our six LNG carriers are now fully delivered and operating under their respective term charters with international gas producers with an average remaining contract term of 8.9 years.  The earliest possible re-chartering availability is in the third quarter of 2021, which is the earliest contracted re-delivery date for one of our six LNG carriers with the next carrier becoming available at the earliest in the first quarter of 2026.

The fleet performed well during the quarter with a utilization of 99%. The Partnership reported a Net Loss of $4.7 million after accounting for a $7.5 million one-time non cash write off from the accelerated amortization of the deferred loan fees due to the early prepayment of the Term Loan B. Adjusted Net Income and Adjusted EBITDA was reported at $2.8 million and $23.8 million, respectively.

On September 25, 2019, the Partnership closed a syndicated $675 million senior secured term loan, or the Credit Facility, which together with cash on hand was used to repay in full all of the Partnership’s existing debt under the Term Loan B and the Notes. The reported Adjusted EBITDA of $23.8 million for the quarter is in line with the Partnership’s previous estimate of an annualized EBITDA of $95.0 million, which assumed that all of the Partnerships’s vessels had been delivered pursuant to their respective long-term charters, including the Lena River.

As noted above, the Partnership has in place long term charter contracts with international energy companies for each of its vessels that generates cash flows that may be used towards the increased amortization requirements of the Credit Facility, which builds equity value over time.

As a result of the Partnership’s new financial profile, which is intended to deleverage its debt over time, the Partnership expects to be better positioned for future growth initiatives as we expect global LNG markets to continue their robust development.”

Debt Refinancing:

On September 18, 2019, the Partnership entered into the Credit Facility, a 5-year syndicated $675 million senior secured term loan, with leading international banks for the purpose of refinancing the Partnership’s total outstanding indebtedness under the Term Loan B and the Notes. All amounts under the Credit Facility were drawn on September 25, 2019 and $470.4 million was used to repay the Partnership’s outstanding principal of its Term Loan B on the same day. As explained above under “Subsequent Events”, the remaining amounts drawn, together with cash on hand, were used to repay the $250 million aggregate principal amount of the Notes at their maturity on October 30, 2019.

The Credit Facility is repayable over five years in 20 consecutive quarterly installments (plus a balloon payment in year five) based on a 14 year amortization profile and has a margin of LIBOR plus 300 basis points which represents a reduction of 33% in the margin above LIBOR compared to the Partnership’s Term Loan B.  The terms of the Credit Facility include, among others, financial covenants providing for the maintenance of maximum leverage ratios and minimum liquidity covenants, including the requirement for the Partnership to maintain a minimum cash balance of $50 million throughout the life of the Credit Facility in a restricted collateral account.

Under the terms of the Credit Facility, the Partnership is restricted from paying distributions to its common unit-holders while borrowings are outstanding under the Credit Facility. Scheduled distributions to the preferred unit-holders under the Partnership’s Series A Preferred Units and Series B Preferred Units are not be restricted provided there is no event of default while the Credit Facility remains outstanding.

Financial Results Overview:

	Three Months Ended		Nine Months Ended
(U.S. dollars in thousands, except per unit data)	September 30, 2019 (unaudited)	September 30, 2018 (unaudited)	September 30, 2019 (unaudited)	September 30, 2018 (unaudited)
Voyage revenues	$34,364	$31,320	$96,584	$96,116
Net (Loss) / Income	$(4,740)	$(654)	$(1,916)	$4,537
Adjusted Net Income (1)	$2,775	$3,275	$5,277	$15,033
Operating income	$16,061	$11,903	$43,963	$41,271
Adjusted EBITDA(1)	$23,775	$23,474	$66,366	$74,507
Loss per common unit	$(0.21)	$(0.07)	$(0.30)	$(0.01)
Adjusted (Loss) / Earnings per common unit (1)	$—	$0.04	$(0.10)	$0.28
Distributable Cash Flow (1)	$7,007	$7,506	$17,696	$27,462

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings/ (Loss) per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended September 30, 2019 and 2018 Financial Results

The Net Loss for the three months ended September 30, 2019 was $4.7 million as compared to a Net Loss of $0.7 million in the corresponding period of 2018, which represents an increase of $4.0 million, or 571.4%. The Net Loss for the current quarter includes a $7.5 million one-time non-cash write-off expense from the accelerated amortization of the deferred loan fees as a result of the early prepayment of the Term Loan B facility.

Adjusted Net Income and Distributable Cash Flow for the quarter were $2.8 million and $7.0 million, respectively, compared to $3.3 million and $7.5 million, respectively, in the corresponding period of 2018, which represents a net decrease of $0.5 million in both, or 15.2% and 6.7%, respectively, mainly due to increased financing expenses. Adjusted EBITDA quarter on quarter increased by $0.3 million as explained further below.

Voyage revenues for the quarter were $34.4 million as compared to $31.3 million for the corresponding period of 2018, which represents an increase of $3.1 million. Excluding Amortization of fair value of acquired time charters and Amortization of deferred revenue, voyage revenues quarter on quarter increased by $1.5 million, mainly as a result of:

(i)       the increase of the voyage revenues earned on the Clean Energy in the third quarter of 2019, which was delivered to its eight-year charter party with Gazprom Marketing and Trading Singapore Pte Ltd (“Gazprom”) in the middle of July 2018. Prior to the delivery to Gazprom, the vessel had been trading in the spot market at a lower charter rate for the corresponding period in the third quarter of 2018; and

(ii)     the higher revenues earned on the Yenisei River in the third quarter of 2019, as the vessel had its scheduled dry-dock, special survey and no revenues earned for the corresponding period in the third quarter of 2018;

The increase in voyage revenues was partially offset by the lower revenues earned on the Arctic Aurora, which in August 2018, rolled-over into its new charter with Equinor ASA, formerly Statoil ASA (“Equinor”) at a lower charter rate compared to its prior contract.

The Partnership reported average daily hire gross of commissions(1) of approximately $62,200 per day per vessel in the three months ended September 30, 2019, compared to approximately $59,800 per day per vessel in the corresponding period of 2018. During the three-month periods ended September 30, 2019 and 2018, the Partnership’s vessels operated at 99% utilization.

Vessel operating expenses were $7.5 million, which corresponds to a daily rate per vessel of $13,531 in the three-month period ended September 30, 2019, as compared to $6.4 million, or a daily rate per vessel of $11,632 in the corresponding period of 2018. This increase is mainly attributable to the increased crewing and technical expenditures on certain of the Partnership’s vessels in the third quarter of 2019, as compared to the corresponding quarter of 2018.

Adjusted EBITDA for the three months ended September 30, 2019 was $23.8 million, as compared to $23.5 million for the corresponding period of 2018. The increase of $0.3 million, or 1.3%, was mainly due to the net effect of the increase in the revenues and increase in the vessel’s operating expenses as explained above.

Interest and finance costs were $21.4 million in the third quarter of 2019 as compared to $12.8 million in the third quarter of 2018, which represents an increase of $8.6 million, or 67.2%. This increase is attributed to:

(i)      the $7.5 million deferred loan fees accelerated amortization associated with the refinancing of the Term Loan B;

(ii)       higher weighted average interest as compared to the corresponding period of 2018; and

(iii)     commitment fees and other expenses incurred in connection with the Credit Facility and the refinancing of the Term Loan B.

(1) Average daily hire gross of commissions represents voyage revenue excluding the non-cash time charter deferred revenue amortization and amortization of prepaid charter revenue, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

For the three-month period ended September 30, 2019, the Partnership reported a Loss per common unit and Adjusted Earnings per common unit, basic and diluted, of   $0.21 and nil, respectively, after taking into account the Series A Preferred Units’ interest and the Series B Preferred Units’ interest on the Partnership’s net income/Adjusted Net Income. Loss per common unit and Adjusted Loss per common unit, basic and diluted, are calculated on the basis of a weighted average number of 35,490,000 common units outstanding during the period and in the case of Adjusted Loss per common unit after reflecting the impact of the non-cash items presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA, Distributable Cash Flow and Adjusted Earnings/(Loss) per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended September 30, 2019, the Partnership generated net cash from operating activities of $13.6 million as compared to $13.5 million in the corresponding period of 2018, which represents an increase of $0.1 million, or 0.7%.

As of September 30, 2019, the Partnership reported total cash of $317.6 million (including $300 million of restricted cash of which $250 million was earmarked for the repayment of the Notes) and a working capital deficit of $45.8 million (as of December 31, 2018 working capital deficit: $159.8 million).

Total Partnership’s outstanding indebtedness as of September 30, 2019 was $925.0 million (gross of unamortized deferred loan fees), which includes the amount of $675.0 million under its Credit Facility and the Notes which were repaid in full on October 30, 2019.

As of September 30, 2019, the Partnership had unused availability of $30.0 million under its interest free $30 million revolving credit facility with its Sponsor (the “$30 Million Revolving Credit Facility”), which was extended on November 14, 2018, and is available to the Partnership at any time until November 2023. The $30 Million Revolving Credit Facility remains available in its entirety as of the date of this release.

Vessel Employment

As of November 21, 2019, the Partnership had estimated contracted time charter coverage(1) for 100% of its fleet estimated Available Days (as defined in Appendix B) for 2019, 100% of its fleet estimated Available Days for 2020 and 92% of its fleet estimated Available Days for 2021.

As of the same date, the Partnership’s contracted revenue backlog estimate(2)(3) was $1.29 billion, with an average remaining contract term of 8.9 years.

(1) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period.

(2) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

(3) $0.17 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs.

Conference Call and Webcast: November 22, 2019

As announced, the Partnership’s management team will host a conference call on November 22, 2019 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Dynagas.”

A telephonic replay of the conference call will be available until November 28, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785(Standard International Dial In) and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website, www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter ended September 30, 2019 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company’s website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

None of the information contained in or that forms a part of the Partnership’s conference calls, website or audio webcasts is part of this release.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented master limited partnership formed by Dynagas Holding Ltd., its sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1536 New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project”, “will”, “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward-looking are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward-looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter  rates, ownership days, and  vessel  values,  changes  in  supply and demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities,  economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, the amount of cash available for distribution, and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
REVENUES
Voyage revenues	$34,364	$31,320	$96,584	$96,116
EXPENSES
Voyage expenses (including related party)	(803)	(930)	(1,934)	(2,173)
Vessel operating expenses	(7,469)	(6,421)	(21,286)	(18,662)
Dry-docking and special survey costs	—	(2,346)	—	(5,042)
General and administrative expenses (including related party)	(737)	(475)	(1,823)	(1,537)
Management fees -related party	(1,648)	(1,600)	(4,890)	(4,747)
Depreciation	(7,646)	(7,645)	(22,688)	(22,684)
Operating income	16,061	11,903	43,963	41,271
Interest and finance costs, net	(20,851)	(12,554)	(45,898)	(36,790)
Other, net	50	(3)	19	56

Net (loss) / income	$(4,740)	$(654)	$(1,916)	$4,537
Loss per common unit (basic and diluted)	$(0.21)	$(0.07)	$(0.30)	$(0.01)
Weighted average number of units outstanding, basic and diluted:
Common units	35,490,000	35,490,000	35,490,000	35,490,000

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2019	December 31, 2018
ASSETS:
Cash and cash equivalents (current and non-current)	$17,624	$109,917
Restricted cash	300,000	-
Due from related party (current and non-current)	2,503	2,436
Other current assets	1,989	1,960
Vessels, net	924,689	947,377
Other non-current assets	3,068	1,746
Total assets	$1,249,873	$1,063,436

LIABILITIES
Total long-term debt, net of deferred financing costs	$914,385	$712,816
Total other current liabilities	21,155	20,682
Due to related party (current and non-current)	99	306
Total other non-current liabilities	3,166	3,147
Total liabilities	$938,805	$736,951

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at September 30, 2019 and December 31, 2018)	(31)	(16)
Common unitholders (35,490,000 units issued and outstanding as at September 30, 2019 and December 31, 2018)	184,386	199,400
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at September 30, 2019 and December 31, 2018)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at September 30, 2019 and December 31, 2018)	53,497	53,885
Total partners’ equity	$311,068	$326,485

Total liabilities and partners’ equity	$1,249,873	$1,063,436

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Cash flows from Operating Activities:
Net (loss) / income:	$(4,740)	$(654)	$(1,916)	$4,537
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	7,646	7,645	22,688	22,684
Amortization and write-off of deferred financing fees	8,316	819	9,927	2,444
Amortization of fair value of acquired time charter	—	1,673	—	5,267
Deferred revenue amortization	(36)	(121)	(430)	156
Amortization of deferred charges	54	31	126	31
Changes in operating assets and liabilities:
Trade accounts receivable	—	(6)	48	87
Prepayments and other assets	165	645	(498)	141
Inventories	1,222	2,028	421	(1,041)
Due from/ to related parties	(749)	1,267	(274)	(190)
Deferred charges	38	307	(999)	(505)
Trade accounts payable	(834)	(2,745)	(449)	1,865
Accrued liabilities	128	393	173	1,056
Unearned revenue	2,350	2,204	888	(2,552)

Net cash from Operating Activities	13,560	13,486	29,705	33,980

Cash flows from Investing Activities
Vessel acquisitions and other additions to vessels’ cost	—	1	—	(408)
Net cash from / (used in) Investing Activities	—	1	—	(408)

Cash flows from Financing Activities:
Payment of securities registration and other filing costs	—	—	(139)	(48)
Distributions declared and paid	(2,890)	(10,569)	(13,501)	(37,852)
Proceeds from long-term debt	675,000	—	675,000	—
Repayment of long-term debt	(470,400)	(1,200)	(472,800)	(3,600)
Payment of deferred finance fees	(10,558)	—	(10,558)	—
Net cash provided by /(used in) Financing Activities	191,152	(11,769)	178,002	(41,500)

Net increase /(decrease) in cash and cash equivalents and restricted cash	204,712	1,718	207,707	(7,928)
Cash and cash equivalents and restricted cash at beginning of the period	112,912	57,818	109,917	67,464
Cash and cash equivalents and restricted cash at end of the period	$317,624	$59,536	$317,624	$59,536

APPENDIX B

Fleet statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in United states dollars except for operational data)	2019	2018	2019	2018
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6	6	6	6
Calendar Days (2)	552.0	552.0	1,638.0	1,638.0
Available Days (3)	552.0	535.5	1,638.0	1,609.5
Revenue earning days (4)	548.7	532.0	1,604.3	1,606.0
Time Charter Equivalent (5)	$60,799	$56,751	$57,784	$58,368
Fleet Utilization (4)	99%	99%	98%	100%
Vessel daily operating expenses (6)	$13,531	$11,632	$12,995	$11,393

     (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

     (2) “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

     (3) “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

       (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning/ repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

      (5)  Time charter equivalent rate (“TCE rate”), is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three and nine months ended September 30, 2019 and 2018 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$34,364	$31,320	$96,584	$96,116
Voyage Expenses *	(803)	(930)	(1,934)	(2,173)
Time Charter equivalent revenues	$33,561	$30,390	$94,650	$93,943
Available Days	552.0	535.5	1,638.0	1,609.5
Time charter equivalent (TCE) rate	$60,799	$56,751	$57,784	$58,368

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2019	2018	2019	2018
Net (loss) / income	$(4,740)	$(654)	$(1,916)	$4,537
Net interest and finance costs (1)	20,851	12,554	45,898	36,790
Depreciation	7,646	7,645	22,688	22,684
Class survey costs	—	2,346	—	5,042
Amortization of fair value of acquired time charter	—	1,673	—	5,267
Amortization of deferred revenue	(36)	(121)	(430)	156
Amortization of deferred charges	54	31	126	31
Adjusted EBITDA	$23,775	$23,474	$66,366	$74,507

(1) Includes interest and finance costs and interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any Non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars except for units and per unit data)	2019	2018	2019	2018
Net (Loss) / Income	$(4,740)	$(654)	$(1,916)	$4,537
Non-cash expense from accelerated amortization of deferred loan fees	7,497	—	7,497	—
Amortization of deferred revenue	(36)	(121)	(430)	156
Amortization of deferred charges	54	31	126	31
Amortization of fair value of acquired time charter	—	1,673	—	5,267
Class survey costs	—	2,346	—	5,042
Adjusted Net Income	$2,775	$3,275	$5,277	$15,033
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(2,891)	(1,689)	(8,668)	(5,072)
Common unitholders’ interest in Adjusted Net Income	$(116)	$1,586	$(3,391)	$9,961
Weighted average number of common units outstanding, basic and diluted:	35,490,000	35,490,000	35,490,000	35,490,000
Adjusted (Loss) / Earnings per common unit, basic and diluted	$—	$0.04	$(0.10)	$0.28

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates and amortization of fair value of acquired time charters, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The    Partnership’s definitions of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.

Distributable Cash Flow Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2019	2018	2019	2018
Net (Loss) / Income	$(4,740)	$(654)	$(1,916)	$4,537
Depreciation	7,646	7,645	22,688	22,684
Amortization and write-off of deferred finance fees	8,316	819	9,927	2,444
Net interest and finance costs, excluding amortization (1)	12,535	11,735	35,971	34,346
Class survey costs	—	2,346	—	5,042
Amortization of fair value of acquired time charter	—	1,673	—	5,267
Amortization of deferred revenue	(36)	(121)	(430)	156
Amortization of deferred charges	54	31	126	31
Adjusted EBITDA	$23,775	$23,474	$66,366	$74,507
Less: Net interest and finance costs, excluding amortization (1)	(12,535)	(11,735)	(35,971)	(34,346)
Maintenance capital expenditure reserves	(1,038)	(1,038)	(3,115)	(3,115)
Replacement capital expenditure reserves	(3,195)	(3,195)	(9,584)	(9,584)
Distributable Cash Flow	$7,007	$7,506	$17,696	$27,462

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain the operating capacity of, or the revenue generated by the Partnership’s capital assets over the long-term. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to or may materially differ from that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.